SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 06/16

Copel Distribuição’s Captive Market declines 0.7% in 2015

This report analyzes the performance of Copel’s electricity market between January and December 2015 and all comparisons refer to the same period in 2014.

Copel Distribuição

Captive Market

Copel Distribuição’s electricity sales to the captive market totaled 24,043 GWh in 2015, 0.7% less than in 2014, chiefly due to the economic stagnation and the tariff increase. The following table shows captive market trends by consumption segment:

	Number of Constumers			Energy sold (GWh)
	Dec-14	Dec-15	Var. %	4Q14	4Q15	Var. %	2014	2015	Var. %
Residential	3,437,030	3,527,126	2.6	1,842	1,718	(6.7)	7,267	6,957	(4.3)
Industrial	91,068	88,276	(3.1)	1,801	1,757	(2.5)	6,838	6,929	1.3
Commercial	369,205	376,959	2.1	1,440	1,371	(4.8)	5,470	5,530	1.1
Rural	372,464	368,297	(1.1)	571	548	(3.9)	2,252	2,256	0.2
Other	57,203	57,404	0.4	622	617	(0.9)	2,381	2,371	(0.4)
Captive Market	4,326,970	4,418,062	2.1	6,276	6,011	(4.2)	24,208	24,043	(0.7)

The residential segment consumed 6,957 GWh, 4.3% down, mainly as a result of the decline in the population’s average income, due to the worsening of the economic crisis, which led to the rationalization of electricity consumption in this segment, and also influenced by the tariff increases. At the end of 2015, this segment accounted for 28.9% of Copel’s captive market, totaling 3,527,126 customers.

The industrial segment consumed 6,929 GWh, 1.3% up, thanks to a production increase in the Food (agribusiness) and Pulp and Paper sectors. At the end of 2015, this segment represented 28.8% of Copel’s captive market, totaling 88,276 customers.

The commercial segment consumed 5,530 GWh, 1.1% more than in 2014. The customer base also increased. At the end of December, this segment represented 23.0% of Copel’s captive market, totaling 376,959 customers.

The  rural  segment  consumed  2,256  GWh,  0.2%  up  on  2014,  also  reflecting  the  excellent performance of agribusiness in Paraná State.  In 2015, this segment represented 9.4% of Copel’s captive market, totaling 368,297 customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 2,371 GWh, 0.4% down in the period. These segments jointly account for 9.9% of COPEL’s captive market, totaling 57,404 consumers at the end of the period.

Notice to the Market – IR 06/16

Copel Distribuição’s Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, fell 2.0% in 2015, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-14	Dec-15	Var. %	4Q14	4Q15	Var. %	2014	2015	Var. %
Captive Market	4,326,970	4,418,062	2.1	6,276	6,011	(4.2)	24,208	24,043	(0.7)
Concessionaries and Licensees	4	4	-	190	186	(2.1)	738	755	2.3
Free Customers ¹	134	131	(2.2)	1,121	987	(12.0)	4,483	4,045	(9.8)
Grid Market	4,327,108	4,418,197	2.1	7,587	7,184	(5.3)	29,429	28,843	(2.0)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

Electricity Sales to Final Customers

COPEL’s electricity sales to final customers, comprising COPEL Distribuição’s sales in the captive market and COPEL Geração e Transmissão’s sales in the free market, fell 1.0% in 2015.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		4Q14	4Q15	Var.%	2014	2015	Var.%
Residential		1,842	1,718	(6.7)	7,267	6,957	(4.3)
	Total	2,794	2,697	(3.5)	10,841	10,823	(0.2)
Industrial	Captive	1,801	1,757	(2.5)	6,837	6,929	1.3
	Free	993	940	(5.3)	4,004	3,894	(2.7)
Commercial	Total	1,443	1,374	(4.8)	5,482	5,542	1.1
	Cap[t][i][v][e]	[1],440	[1],371	(4.8)	[5],470	[5],530	[1].[1]
	Total	3	3	5.0	12	12	1.2
Rural		571	548	(3.9)	2,252	2,256	0.2
Other		623	617	(1.0)	2,382	2,371	(0.5)
Energy Supply		7,273	6,954	(4.4)	28,224	27,949	(1.0)

Total Energy Sold

Total energy sold by Copel, comprising Copel Distribuição’s and Copel Geração e Transmissão’s sales in all the markets, came to 44,196 GWh in 2015, 1.5% higher than in 2014. Copel Geração e Transmissão’s sales totaled 17,391 GWh between January and December, 4.9% down from 2014.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

Notice to the Market – IR 06/16

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-14	Dec-15	Var. %	4Q14	4Q15	Var. %	2014	2015	Var. %
Copel DIS
Captive Market	4,326,970	4,418,062	2.1	6,276	6,011	(4.2)	24,208	24,043	(0.7)
Concessionaries and Licensees	4	4	-	177	172	(2.8)	699	699	-
CCEE (MCP)	-	-	-	93	574	518.5	368	940	155.4
Total Copel DIS	4,326,974	4,418,066	2.1	6,546	6,757	3.2	25,275	25,682	1.6
Copel GeT
CCEAR (Copel DIS)	1	1	-	112	45	(59.9)	411	215	(47.7)
CCEAR (other concessionaries)	39	39	-	1,199	1,124	(6.2)	4,695	4,457	(5.1)
Free Customers	29	28	(3.4)	996	943	(5.3)	4,016	3,906	(2.7)
Bilateral Agreements ¹	30	25	(16.7)	1,858	1,590	(14.4)	7,392	6,675	(9.7)
CCEE (MCP) ²	-	-	-	275	330	19.9	1,773	2,137	20.5
Total Copel GeT	99	93	(6.1)	4,440	4,033	(9.2)	18,287	17,391	(4.9)
Copel Renováveis
CCEAR (other concessionaries)	-	112	-	-	212	-	-	766	-
CER	-	3	-	-	90	-	-	357	-
Total Copel Ren	-		-	-	302	-	-	1,123	-
Total Copel Consolidated	4,327,073	4,418,274	2.1	10,986	11,092	1.0	43,562	44,196	1.5
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Araucária TPP

In 2015, the energy produced by the Araucária TPP was sold in the short-term market and totaled 2,465 GWh. The table below shows the amount of energy produced by the thermal power plant in 2015:

GWh
TPP Araucária - UEGA	4Q14	4Q15	Var. %	2014	2015	Var. %
Own Generati on¹	983	45	(95.4)	3,308	2,465	(25.5)

Font: ONS

¹ Value of gross generation verified  by ONS, without  cnsidering losses of the Basic Network associated with the plant.

Curitiba, February 2, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 3, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.